March 10, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 5, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the GPS Multiple Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 196 to its registration statement under the Securities Act of 1933 on Form N-1A.  On February 24, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.  Additionally, any Item 4 responses will also be reflected in Item 9 disclosures but are not repeated for the sake of brevity.

PROSPECTUS SUMMARY

1.

Comment.  Please confirm that the Fund will include borrowing-related interest expense and short selling expenses in "other expenses" included under Annual Fund Operation Expenses.

Response.  The Registrant confirms that it will include borrowing interest expense and short selling expenses in "other expenses."

2.

Comment.  Under the section entitled Principal Investment Strategies, because the Fund may invest in securities of foreign issuers, please disclose that foreign issuers may include those from emerging market countries.

Response.  The Registrant has amended the description of foreign issuers to include those from emerging market countries.

3.

Comment.  Under the section entitled Principal Investment Strategies, because the Fund invests without restriction as to credit quality, please provide addition disclosure stating that lower-rated fixed income securities are known as "junk bonds."  Also, please amend the credit risk disclosure under Principal Investment Risks to specify that lower-rated securities risk is also known as junk bond risk.

Response.  The Registrant has expanded the disclosure describing fixed income securities to specify that the Fund may invest in lower-rated securities known as junk bonds and has amended credit risk to specify that lower rated securities risk is also referred to as junk bond risk.

4.

Comment.  Under the section entitled Principal Investment Strategies, please disclose that the adviser may engage in frequent trading as part of its investment strategy.

Response.  The Registrant notes that it presently discloses that the adviser may engage in frequent buying and selling of securities and derivatives.

PROSPECTUS STATUTORY PORTION

5.

Comment.  As a general principal, please review the prospectus to seek out opportunities to state disclosures more briefly.  Also, under the section entitled Additional Information About Principal Investment Strategies and Related Risks, please consider removing disclosures that duplicate those under the summary section of the prospectus.

Response.  The Registrant has amended the prospectus in various locations to reduce the length of disclosures.  Also, as to the largely repetitive disclosures included under the section entitled Additional Information About Principal Investment Strategies and Related Risks, the Registrant does not believe it can reduce the length of the partially repetitive disclosures without diminishing the meaning and context of the remaining disclosures.

6.

Comment.  Under the section entitled Management, please consider disclosing that the management fee paid by the Fund to the adviser is higher than average.

Response.  The Registrant believes that the management fee is reasonable based upon the complexity of the investment strategies employed by the Fund's adviser, and not necessarily higher than average when compared to fees charged by funds with a similarly complex investment strategy.  Additionally, all the fees and expenses of the Fund are fully disclosed, which gives prospective investors sufficient cost-related information upon which to make an investment discission.

7.

Comment.  Under the section entitled Prior Performance Information, please amend the title to include "Portfolio Manager's."  Also, confirm that the references to the exclusion of underlying fund fees is to avoid double counting of the fees.  To avoid potentially misleading investors, please delete the sentence "If the Multiple Strategy Account had not been subject to a performance fee, performance would have been higher."

Response.  The Registrant has amended the title to include Portfolio Manager's.  It also confirms that the reference to underlying fund fees is intended to clarify that the performance computations avoid double counting of expenses.  Additionally, the Registrant has made the requested deletion.

8.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please consider adding specific examples of frequent trading.

Response.  Upon review of the frequent trading disclosures, the Registrant believes the current disclosures provide adequate descriptions of frequent trading.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771